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                             October 12, 2022

       David Gardella
       Chief Financial Officer
       Donnelley Financial Solutions, Inc.
       35 West Wacker Drive
       Chicago, IL 60601

                                                        Re: Donnelley Financial
Solutions, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 3,
2022
                                                            Form 8-K Filed
August 3, 2022
                                                            File No. 001-37728

       Dear David Gardella:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 30, 2022

       Exhibits 32.1 and 32.2, page 1

   1. We note the language in the certifications filed do not conform exactly to the language set forth in Item
601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control
over financial reporting language within the introductory sentence of paragraph 4. Please
revise future periodic reports to conform exactly to the language set forth in Item
601(b)(31)(i) of Regulation S-K.
 David Gardella
FirstName LastNameDavid    Gardella
Donnelley Financial Solutions, Inc.
Comapany
October 12,NameDonnelley
            2022           Financial Solutions, Inc.
October
Page 2 12, 2022 Page 2
FirstName LastName
Form 8-K Filed August 3, 2022

Exhibit 99.1
Use of Non-GAAP Information, page 4

2. We note you have elected to exclude depreciation and amortization from cost of sales.
         You may elect to exclude amortization and depreciation from cost of sales by reference to
         SAB Topic 11.B; however, you must also remove the measures of gross profit and gross margin or label the measures as non-GAAP and conform to Item 10(e)(1)(i) of Regulation
         S-K. Please clearly identify gross profit and gross margin as presented on page 6 as non-
         GAAP and present GAAP gross profit and gross margin with equal or greater prominence, revise your reconciliations on pages 7 and 8 to begin with GAAP gross profit and if you continue to adjust gross profit for more than depreciation and amortization, please distinguish its title, such as adjusted gross profit. Please revise accordingly or explain.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services